November 15, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Angie Kim

Re:	Mattress Firm Holding Corp.
Registration Statement on Form S-1 (File No. 333-174830)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, as Representatives of and on behalf of the Underwriters, we hereby join Mattress Firm Holding Corp., a Delaware corporation (the “Company”), in requesting that the effectiveness of the above-captioned registration statement (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m. Eastern Time on November 17, 2011, or as soon as possible thereafter.

In connection with the Registration Statement, 5,023 copies of the Company’s Preliminary Prospectus dated November 7, 2011 were distributed to prospective underwriters, institutional investors and prospective dealers.

We advise that we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

UBS SECURITIES LLC

By:	/s/ Daniel Klausner
Name:	Daniel Klausner
Title:	Executive Director

By:	/s/ Jennifer Sheng
Name:	Jennifer Sheng
Title:	Director

[Signature Page to Acceleration Request]